UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogota, December 18, 2013

AVIANCA HOLDINGS REPORTS TRAFFIC

STATISTICS FOR ITS AIRLINES

•	In the first 11 months of the year, Avianca Holdings S.A. recorded through its operating subsidiaries a 6.8% increase in passengers carried, compared to the same period in 2012.

•	In November 2013, the airlines affiliated with Avianca Holding transported more than 2 million passengers.

Between January and November, Avianca Holdings S.A.’s (NYSE: AVH) (BVC: PFAVH) (*) affiliated airlines carried 22,465,841 passengers, a 6.8% increase over the same period in 2012. Capacity, measured in ASKs (available seat kilometers), increased 6.4% while passenger traffic, measured in RPKs (passenger revenue per kilometer flown), increased 7.5%, and as a result the load factor for the month increased to 80.4%.

In November, the subsidiary companies of Avianca Holdings transported 2,089,619 passengers, up 5.6% compared to November 2012. Capacity, measured in ASKs (available seat kilometers), increased 6.6% while passenger traffic, measured in RPKs (passenger revenue per kilometer flown), increased 6.6%. The load factor for the month was 80.5%.

Domestic markets in Colombia, Peru and Ecuador

From January through November 2013, the number of passengers carried by the affiliated companies of Avianca Holdings within the domestic markets of Colombia, Peru and Ecuador was 13,065,566, up 7.9% compared to 2012. Capacity (ASK) in these markets increased 14.2%, while passenger traffic (RPK) increased 10.2%, and as a result the load factor was 77.5%.

In November, the subsidiary airlines of Avianca Holdings transported within these markets a total of 1,229,271 travelers, up 7.1% compared to November 2012. Capacity (ASK) increased 10%, while passenger traffic (RPK) increased 9.9%, and as a result the load factor was 80.3%.

International markets

From January through November 2013, the number of passengers carried on international routes was 9,400,275, up 5.4% compared to 2012. Capacity (ASK) grew 4.5% while passenger traffic (RPK) increased 6.8%, and as a result the load factor increased to 81.1%.

In November, the affiliated airlines of Avianca Holdings transported 860,348 passengers on international routes, up 3.5% compared to 2012. Capacity (ASK) increased 5.7% while passenger traffic (RPK) grew 5.8%, and as a result the load factor climbed to 80.6%.

ASKs: Available Seat Kilometers

RPKs: Revenue Passenger Kilometers

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

*	About Avianca Holdings S.A. Avianca Holdings S.A. (BVC:PFAVH) is integrated by the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca),Tampa Cargo SA incorporated in Colombia, Aerolineas Galapagos SA Aerogal incorporated in Ecuador, and the TACA Group companies: TACA International Airlines SA, incorporated in El Salvador, Lineas Aereas Costarricenses SA, LACSA, incorporated in Costa Rica, Transamérican Airlines SA TACA Perú incorporated in Perú, Servicios Aéreos Nacionales SA, SANSA incorporated in Costa Rica, Aerotaxis La Costeña SA, incorporated in Nicaragua and Isleña de Inversiones CA de CV ISLEÑA incorporated in Honduras.

Press Contact Information:
Communications and Corporate Affairs
Gilma Úsuga	Claudia Arenas
Director of Communications Colombia | Europe	International Director of Communications
Phone: (57+1) - 587 77 00 ext. 1711	Phone: (50+2) 2279-5700 (502) 2279-5600
gilma.usuga@avianca.com; janeth,benitez@avianca.com	claudia.arenas@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2013

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
Name:	Elisa Murgas
Title:	General Secretary, Vice-President of Legal Affairs

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